EXHIBIT 2

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 29th day of May 2003.

BETWEEN:

N. HARRIS COMPUTER CORPORATION, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the "Purchaser")

- and -

MANATRON, INC., a corporation incorporated under the laws of the State of Michigan, (the "Vendor" or the "Warrantor");

          WHEREAS the Vendor carries on the business of software development, sales and marketing;

          AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain of the assets and assume certain of the liabilities of the Vendor pertaining to the Business (as hereafter defined), upon and subject to the terms and conditions hereinafter set forth;

          NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

1.0	INTERPRETATION

1.1	Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	"Agreement" means this agreement and all Schedules hereto and all amendments made hereto and thereto by written agreement between the Vendor and the Purchaser.

(b)	"Assets" means the assets referred to or described in Sections 2.1 and 2.2.

(c)

"Business" means the business of developing, selling and supporting the Software products currently organized under the Financial and Utility Billing group of the Vendor, including any products that are in the development stage or currently being supported by the Vendor. The Business includes all versions and modules the Software.

(d)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Ontario or Michigan.

(e)	"Claims" means all losses, damages, expenses, liabilities, claims and demands of whatever nature or kind including, without limitation, all reasonable legal fees and costs.

	(f)	"Closing Date" means May 29th, 2003 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

(g)

"Contracts" means any contract, lease, agreement, entitlement, commitment or license by which the Business is bound including, without limitation, all licenses, support and maintenance contracts applicable to the Software as outlined on Schedule C.

	(h)	"Effective Date" means the day next following the Closing Date.

	(i)	"Intellectual Property" has the meaning set out in Section 2.1(a).

	(j)	"Interim Date" means March 31st, 2003.

(k)

"Lien" means any security interest, mortgage, encumbrance, option, lien or charge of any kind, including any limitation on transfer, use, receipt of income or other exercise of any attributes of ownership of the Assets, and any license for use or possession of the Assets of the Business.

(l)

"Net Tangible Assets" are defined as the value of tangible assets less the value of tangible liabilities as of the close of business on the Closing Date and are set out in Schedule A. Tangible assets include prepaid expenses and fixed assets. Tangible liabilities include deferred maintenance revenues, accrued contract liabilities and trade accounts payable.

	(m)	"Purchase Price" has the meaning set out in Section 2.3.

(n)

"Software" means the computer programs known by the names as set out in Schedule B (excluding the category headings), including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts specifically related to the Business, and all other material related to the said computer programs, all as they exist at the Time of Closing, whether under development or as currently being marketed by the Vendor specifically with respect to the Business.

	(o)	"Schedules" means those schedules listed in Section 1.5.

	(p)	"Time of Closing" means 1:00 p.m. (local Ottawa Time) on the Closing Date.

1.2

Extended Meanings. In this Agreement words importing any gender include all genders, words importing the singular number include the plural and vice versa, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.3

Accounting Principles. Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will relate to the generally accepted accounting principles from time to time approved by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with generally accepted accounting principles.

1.4	Currency. All references to currency herein are to lawful money of the United States.

1.5	Schedules. The following are the Schedules attached hereto and incorporated by reference and deemed to be part hereof:

          Schedule A - Net Tangible Assets;
          Schedule B - Software and Intellectual Property;
          Schedule C - Customer Listing and Contracts;
          Schedule D - Employment Agreement;
          Schedule E - Proprietary Rights Agreement; and
          Schedule F - Disclosure Schedule.

2.0	SALE AND PURCHASE

2.1	Purchase and Sale of Software and Intellectual Property.

(a)

Upon and subject to the terms and conditions hereof, the Vendor will sell, convey, assign and transfer in perpetuity to the Purchaser free and clear of all Liens, and Purchaser will purchase from the Vendor, as of and with effect from the opening of business on the Effective Date:

(i) the Software and all intellectual property rights in the Software as listed on Schedule B;

(ii)

all intellectual property of the Vendor relating solely to the Business existing as of the Time of Closing and used or currently being developed for use by the Vendor solely in connection with the Business, whether registered or unregistered (the "Intellectual Property"), including without limitation:

a)

Copyrights - all copyrights in the Software owned by the Vendor and used solely in connection with the Business, including without limitation, all copyrights in and to the Software and all applications and registrations of such copyrights;

b)

Trade-marks - the trade-marks, trade-names, service marks, brand names, logos or the like owned by the Vendor and used solely in connection with the Business and listed in Schedule B, whether used in association with wares or services, and all associated goodwill and all applications, registrations, renewals, modifications and extensions of such trade-marks;

c)

Patents - all patents, patent applications and other patent rights, if any, of the Vendor that are used solely in connection with the Business and are listed in Schedule B, including divisional and continuation patents;

			d)	Name -- all of the Vendor's rights in the names associated with the products listed in Schedule B;

e)

Technology - all technology created, developed or acquired by the Vendor in connection with the Software that is used solely in connection with the Business whether or not patented or patentable and whether or not fixed in any medium whatsoever, including without limitation, all inventions, know how, techniques, processes, procedures, methods, trade secrets, research and technical data, records, formulae, designs, sketches, patterns, specifications, schematics, blue prints, flow charts or sheets, equipment and parts lists and descriptions, samples, reports, studies, findings, algorithms, instructions, guides, manuals, and plans for new or revised products and/or services;

f)

Licenses - all licenses, sub-licenses and franchises related to the Vendor and the Business in which the Vendor and the Business is a licensee or a licensor of intellectual property of a nature described in paragraphs (a)-(e) above; and

(iii)

for greater certainty, all of the Vendor's rights to develop, modify, market, sell, distribute, license and install the current and any future releases of the Software and Intellectual Property as outlined in Schedule B.

2.2	Purchase and Sale of Other Assets.

(1)

Upon and subject to the terms and conditions hereof, the Vendor will sell, convey, assign and transfer to the Purchaser, free and clear of all Liens, and the Purchaser will purchase from the Vendor, as of and with effect from the opening of business on the Effective Date, the other assets listed below. The assets to be sold and purchased pursuant to this Section 2.2(1) are the following:

	(a)	Net Tangible Assets(Liabilities) -- The details and specifics of the Net Tangible Assets(Liabilities) are included in Schedule A;

(b)

Contracts - the right, title and interest of the Vendor and relating solely to the Business in, to and under all software support and maintenance Contracts and any other agreements, engagements, commitments and other rights of or pertaining to the customers whether written or oral, as detailed in Schedule C;

	(c)	Work in Process - all work and contracts in process relating solely to the Business;

(d)

Warranty Rights -- the full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and the like and all security therefor received by the Vendor on the purchase or other acquisition of any part of the assets purchased under this Agreement;

(e)

Records - photocopies of all books, records or files relating solely to the Business including, without limitation all financial, production, personnel (where allowed under Michigan State law), sales and customer records, exclusive of vendor's tax returns; and

(2)

For greater certainty, the Vendor hereby acknowledges that the Purchase Price payable by Purchaser to Vendor in accordance with the provisions of this Article 2 represents the full and final payment due to Vendor from Purchaser in respect of the purchase of the Assets. The Vendor hereby:

	(a)	surrenders all its right, title and interest in and to the Assets;

	(b)	Vendor waives all moral rights in the Software and Intellectual Property; and

	(c)	releases the Purchaser from any and all claims which the Vendor now or in future may have in respect of the Assets.

2.3

Purchase Price and Allocation Thereof. The purchase price payable by the Purchaser to the Vendor for the Assets (such amount being hereinafter referred to as the "Purchase Price") will be $4,000,000, subject to adjustment under Section 2.4 (b) hereof, and will be allocated on a basis satisfactory to Harris.

2.4	Payment of Purchase Price. The Purchase Price shall be paid by the Purchaser in the following manner:

(a)

Cash on Closing -- Subject to Section 4.1 hereof, a certified check, bank draft or wire transfer in the amount of $2,946,501 shall be payable to or to the order of the Vendor at the Time of Closing and shall be applied against the Purchase Price. Cash on closing is calculated as the Purchase Price less the Net Tangible Assets (Liabilities) outlined in Schedule A and less the Holdback identified in 2.4(b);

(b)

Balance of Purchase Price - The balance of the Purchase Price, $520,000 (the "HoldBack Amount"), shall be subject to adjustment as described below. The Holdback Amount shall be used to compensate the Purchaser (i) for any indemnification Claims made by the Purchaser in accordance with this Agreement during the six month period following the Closing Date; and (ii) if the amount of Net Tangible Assets as of the Closing Date are less than the Net Tangible Assets listed on Schedule A. The Purchaser shall pay the remaining Holdback Amount, after any such adjustments required by this section, to the Vendor by certified check, bank draft or wire transfer on or before November 30, 2003.

2.5

Determination of Amounts; Elections. The Vendor and the Purchaser covenant and agree with each other that the Purchase Price shall be allocated among the Assets in accordance with the provisions of Section 2.3. The Vendor and the Purchaser agree to cooperate in the filing of such elections under the Internal Revenue Code and similar tax statutes in the United States and Canada or any other jurisdiction as may be necessary or mutually desirable to give effect to such allocation for tax purposes. The Vendor and the Purchaser agree to prepare and file their respective tax returns in a manner consistent with the aforesaid allocations and elections. If either party fails to file its tax returns as aforesaid, it shall indemnify and save harmless the other of them in respect of any additional tax, interest, penalty and legal and/or accounting costs paid or incurred by the other of them as a result of the failure to file as aforesaid.

2.6	Assumption of Obligations and Liabilities.

(a)

Except as otherwise expressly provided herein, the Purchaser will assume, fulfill and perform only those obligations and liabilities of the Vendor that arise under the Contracts and other commitments specifically described in Schedule C.

(b)

For greater certainty, the Purchaser will not assume any obligation or liabilities of the Vendor to the IRS or any taxing authority. The Vendor will be solely responsible for any termination and severance costs of Vendor's employees that may arise on or before the Closing Date.

2.7

Obligations and Liabilities Not Assumed. Except as otherwise expressly provided herein, the Purchaser does not assume and will not be liable for any obligations or liabilities of the Vendor except as specifically described in this Agreement.

2.8	Restrictions on Assignment. Nothing contained in this Agreement shall be construed as an assignment or an attempt to assign:

	(a)	any permit to be assigned to Purchaser hereunder which, as a matter of law, is not assignable without the approval of the granting body unless such approval shall have been given;

	(b)	any Contract to be assigned to Purchaser hereunder which, as a matter of law, is not assignable without the consent of the other party or parties thereto unless such consent shall have been given; or

(c)

any claim or demand thereunder or under any right of action or chose in action as to which all the remedies for the enforcement thereof enjoyed by the Vendor, would not, as a matter of law, pass to Purchaser as an incident of the transfers to be made under this Agreement.

In order, however, that the full value of every such Contract, permit, claim and demand of the character described in items (a) through (c) above and which constitutes part of the Assets (herein referred to as the "Rights") may be realized for the benefit of Purchaser, Vendor shall hold the Rights in trust for and on behalf of Purchaser.

2.9

Substitution and Subrogation. To the extent not otherwise prohibited the conveyance of the Assets to Purchaser, its successors and permitted assigns, hereunder is with full rights of substitution and subrogation of Purchaser, its successors and permitted assigns, in and to all covenants and warranties by others heretofore given or made in respect of the Assets or any part thereof.

3.0	REPRESENTATIONS AND WARRANTIES

3.1	Warrantor's Representations and Warranties. The Warrantor represents and warrants to the Purchaser that:

(a)

Authority - The Vendor has good and sufficient power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Assets to the Purchaser free and clear of all Liens, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary legal action on the part of the Vendor.

(b)

Binding Agreement - This Agreement and all other agreements, documents and instruments to be executed by the Vendor constitute a valid and legally binding obligation of the Vendor, except as enforceability may be limited or otherwise affected by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium, or other laws affecting creditors' rights or contractual rights generally, or equitable principles affecting the enforceability of remedies (regardless of whether the enforceability is considered in a proceeding at law or in equity).

(c)

No Options - There is no contract, option or any other right of another binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Assets other than pursuant to the provisions of this Agreement.

(d) No Conflict - Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the Vendor's articles of incorporation or by-laws of the Vendor;

	(ii)	subject to obtaining and required consent or approval, any agreement or other instrument to which the Vendor, is a party or by which the Vendor is bound, or

	(iii)	any applicable law, rule or regulation.

(e)

Books and Records - The books and records of the Vendor relating to the Business are materially true and correct. The books and records of the Vendor relating to the Business present fairly and disclose in all material respects the operations of the Business and such books and records have been prepared in accordance with generally accepted accounting principles consistently applied.

(f)

Interim Period - Since the date of the signing of the letter of intent between the Purchaser and the Vendor dated February 14, 2003, the Business has been carried on in its usual and ordinary course and the Vendor has not entered into any transaction (including any transfer or sale of assets) out of the usual and ordinary course of the Business -- such amount being defined as individual amounts in excess of $5,000 or $10,000 in the aggregate. Since the signing of the letter of intent, there has been no change in the operations or conditions of the Business, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation or licence or right to do business, fire, explosion, accident, casualty, labour dispute, flood, drought, riot, storm, condemnation, act of God, public force or otherwise, except changes occurring in the usual and ordinary course of business which have had a material adverse affect on the Business, financial or otherwise.

(g)

Intellectual Property - Schedule B sets forth a full, complete and true list of the Intellectual Property, and specifies the jurisdictions in which such Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners, together with a list of all of the currently marketed software products of the Business and an indication as to which, if any, of such software products have been registered for copyright protection with the United States or other relevant Copyright Office and any foreign offices and by whom such items have been registered. The Vendor is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Liens), the Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof. There is no and has not been any unauthorized use, infringement or misappropriation of any of the Intellectual Property by any person, current or former employee or other third party.

(h)	Software -

(i)

the Software was written only by persons who at the time they wrote the Software, were either employees of the Vendor employed or any company that the Vendor acquired, or they were contractors who assigned their intellectual property rights in the Software to the Vendor or any company acquired by the Vendor pursuant to written agreements;

(ii)

except as detailed in Schedule C, the Software neither contains nor embodies nor uses nor requires any third party software, including development tools and utilities, and the Software, together with any third party programs, contains all materials necessary for the continued maintenance and development of the Software in the manner the Vendor conducted the Business through the Closing Date;

(iii)

copies of any and all license, distribution and maintenance agreements for the third party programs identified on Schedule C have been provided by the Vendor to the Purchaser, except in respect of third party programs that are shrinkwrapped software and that are purchased off-the-shelf by the Vendor in order to be passed through to the Vendor's customers or to be used by the Vendor;

(iv)

the source code for the Software has not been delivered or made available to any person and the Vendor has not agreed to or undertaken to or in any other way promised to provide such source code to any person. The source code is currently stored only in the Vendor's premises. The sale of the Assets of the Vendor resulting from the transactions contemplated by this Agreement will not entitle any customer to obtain a copy of the source code for the Software;

(v)

except as set forth on Schedule F there are no known problems or defects in the Software including bugs, logic errors or failures of the Software to operate as described in their related documentation or specifications, and, except for such disclosed problems or defects, the Software operates in accordance with its documentation and specifications and has no other problems or defects;

(vi)	except as set forth on Schedule F there are no commitments to enhance or improve the Software;

(vii)

the Software which has been delivered to customers is Year 2000 Compliant. "Year 2000 Compliant" means the product is able (i) to accurately process date/time data (including, but not limited to, calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries and during the years 1999 and 2000, including leap year calculations (2000 is a leap year), when used in accordance with the product's documentation, and (ii) to function accurately and without interruption before, during and after January 1, 2000 without any change in operations associated with the advent of 1999 or the twenty-first century;

(viii)

except for City Computer Solutions, Inc., there are no distributors, sales agents, representatives or any other persons, including VARs, OEMs or resellers, who have rights to market or license the Software. and

(ix)

the Vendor has obtained all applicable government, regulatory, technical and similar approvals in all jurisdictions where the Software is sold or may otherwise be required, except where the failure to obtain such approvals would not have a material adverse effect on the Business.

(i)

Third Party and Customer Contracts - The Contracts represent in each case the entire agreement of the Vendor and the respective parties to such contracts. All Contracts (including the related RFP's and proposals) are not in default or breach and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach. All Contracts are in full force and effect without amendment thereto and the Vendor is entitled to all benefits thereunder, and the Vendor has performed all obligations required to be performed by it under the Contracts. The Vendor does not know and has not received notice of the intention of any customer to make any warranty claims in respect of the Software or to terminate any customer. The Vendor has made no commitments to release or develop any updates, versions or releases of the Software except as may be provided in such customer Contracts.

(j)

Infringement -- the Intellectual Property does not infringe upon or violate any intellectual property right, including copyrights, patents, trade secrets or other proprietary rights, of any third party. The Vendor has not entered into any agreement to indemnify any other person against any charge of infringement of any of the Intellectual Property.

(k)

Litigation -- There are no actions, suits, proceedings or judgments (whether or not purportedly on behalf of the Vendor), to the knowledge of the Vendor, threatened against or adversely affecting, or which could adversely affect the Business or the Assets or before or by any federal, provincial, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign, whether or not insured, and which might involve the possibility of any lien, charge, encumbrance or any other right of another against the Assets.

(l)

Orders - There are no outstanding orders, notices or similar requirements directed specifically to the Business or to the Assets issued by any building, environmental, fire, health, labour or police authorities or from any other federal, state or municipal authority including, without limitation, occupational health and safety authorities and there are no matters under discussion with any such authorities relating to such orders, notices or similar requirements.

(m)	No Encumbrances - The Vendor is the owner of the Intellectual Property and the other Assets with a good and marketable title, free and clear of all Liens and any other rights of others.

(n)	Guarantees - The Vendor is not a party to or bound by any guarantee, indemnification, surety or similar obligation pertaining specifically to the Business.

(o)	No Royalties - The Vendor is not a party to or bound by any contract or commitment to pay any royalty, licence fee or management fee pertaining to the Business.

(p)

Compliance With Rules - The Business is conducted in compliance with all applicable laws, rules, regulations, notices, approvals and orders of the United States and each state in which the Vendor conducts business, except where the failure to do so would not have a material adverse effect on the Business. The Vendor is duly licensed, registered, qualified or incorporated in such states, to carry on its business as now conducted and to own its Assets, and all such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or may have an adverse effect on the operation of the Business or which may be affected by the completion of the transactions contemplated hereby.

(q)

Internal Software Use Compliance -- The Vendor has full and proper licenses for any and all third party software products used and installed on its employee systems and network hardware. The Vendor will provide actual licensing documents to the Purchaser upon closing.

(r)

No Brokers - The Vendor has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no person or entity is entitled to any fee or other compensation with respect to this Agreement or the transactions it contemplates.

(s)

Full Disclosure - No representation or warranty of the Vendor in this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein , in light of the circumstances under which made, not misleading. The Vendor has disclosed to the Purchaser all events, conditions or facts related to the Business and known to the Vendor which materially affect the condition (financial or otherwise) or business of the Business.

(t)

Insolvency - No order has been made or petition filed in any bankruptcy or insolvency proceeding or resolution passed for the winding up, liquidation or reorganization of the Vendor or the Business nor has any distress execution or other process been levied against the Vendor or the Business or action taken to repossess goods in the possession of the Vendor or the Business. No steps have been taken for the appointment of an administrator or receiver of any part of the property of the Vendor or the Business. No blanket lien covering after-acquired property of the Business has been perfected. The Vendor has not made or proposed any arrangement or composition with its creditors or any class of its creditors. The Vendor has not been party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by it is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the provisions of any bankruptcy or equivalent legislation in the United States.

3.2	Survival of Representations, Warranties and Covenants of the Warrantor.

(a)

The representations, warranties, and covenants (including the covenant of indemnification) of the Warrantor set forth in Section 3.1 will survive the Closing Date and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser:

(i)	in the case of the representations and warranties in Sections 3.1(g), (h) and (j) five years from the Closing Date; and

(ii)	in the case of all other representations, warranties and covenants of the Warrantor other than those referred to in clauses (i) hereof, for a period of two years from the Closing Date.

No investigations made by or on behalf of the Purchaser at any time, nor any disclosure of information made to the Purchaser (except as set out in this Agreement and the Schedules hereto), shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Warrantor.

(b)

The covenants of the Warrantor set forth in this Agreement (other than the covenant set forth in Section 4.1(b) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser in accordance with the terms thereof and subject to Section 3.2(a) hereof.

(c)

If the Purchaser becomes aware of any known breach of Vendor's representations and warranties during the due diligence process and prior to the Closing Date, the Purchaser must disclose such breach to Vendor.

3.3	Purchaser's Representations and Warranties. The Purchaser represents and warrants to the Vendor that:

	(a)	Purchaser is a limited liability company, duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation;

(b)

Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by it contemplated hereunder, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary legal action;

(c)

This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable to the extent of the rights, interests and obligations as set forth herein, in accordance with its terms subject to applicable bankruptcy and insolvency laws and to equitable remedies being always in the discretion of a court; and

	(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

(i)	any of the provisions of its charter documents or by-laws,

(ii)	any agreement or other instrument to which it is a party or by which it is bound, or

(iii)	any applicable law, rule or regulation.

3.4	Survival of Purchaser's Representations, Warranties and Covenants.

(a)

The representations, warranties and covenants (including the covenant of indemnification) of the Purchaser set forth in Section 3.3 will survive the completion of the sale of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor for a period of two years from the Closing Date.

(b)

The covenants of the Purchaser set forth in this Agreement (other than the covenant set forth in Section 4.2(b) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor in accordance with the terms thereof and subject to Section 3.4(a) hereof.

4.0	COVENANTS; INDEMNIFICATION

4.1	Covenants of the Vendor.

(a) The Vendor shall indemnify, save, hold harmless, discharge and release the Purchaser from and against any and all Claims arising from or based on:

(i)

any breach in any representation, warranty or covenant made by the Vendor in this Agreement or any other agreement to be entered into in connection with the transactions contemplated hereby or any certificates delivered or to be delivered by or on behalf of the Vendor pursuant to the terms of this Agreement (collectively, the "Vendor's Documents");

	(ii)	any liability or other Claims or obligations respecting Software delivered to users that is not Year 2000 Compliant;

(iii)

any Claims of any employees for unpaid wages or compensation or accrued and unpaid vacation pay, or Claims respecting unpaid employer contributions (if any) including without limitation of worker's safety insurance, pension premiums and other source deductions or employment benefits respecting the employment of such employees by the Vendor prior to the Effective Date and any and all costs incurred by Purchaser in the event of a determination by any governmental authority or court that, the Purchaser is responsible for employer obligations prior to the Effective Date; and

	(iv)	any failure on the part of the Vendor to obtain from the parties to all Contracts any required, consent to the assignment of the Vendor's interest in the Contracts to the Purchaser; or

(b)

The Vendor will ensure that the representations and warranties of the Vendor are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser have been performed or complied with by the Time of Closing.

(c)

The following limitation will apply with regard to the Claims for which the Vendor would otherwise have indemnification obligations under this Agreement: except as otherwise specified herein, the indemnities set forth in this Agreement shall not apply until the aggregate of all Claims total more than $75,000, in which event the indemnities under this Agreement shall apply to all Claims brought under this Agreement and not only those Claims which in the aggregate are in excess of $75,000. Notwithstanding the foregoing, the limitation set out above does not apply to Claims of any amount arising (i) under Section 2.4(b) hereof or (ii) from fraud, fraudulent misrepresentation and fundamental breach.

(d)

Vendor will continue to be responsible for and will discharge all obligations and liabilities for wages, severance or termination of employment including vacation pay, accrued to the Closing Date in respect of all employees of the Business. With respect to those employees in Schedule D hereof, the Purchaser assumes and will discharge all such obligations and liabilities accruing after the Closing Date.

(e)

The Vendor will indemnify and save harmless the Purchaser from and against all Claims for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Assets, whether such person purports to act or have acted for the Vendor in connection with the sale of the Business.

4.2	Covenants of the Purchaser.

(a)

In addition to the other indemnities provided by the Purchaser herein, the Purchaser shall indemnify, save, hold harmless, discharge and release the Vendor from and against any and all Claims arising from or based on:

(i)

subject to subsection 3.4(a), any inaccuracy in any representation or warranty made by the Purchaser in this Agreement or any other agreement to be entered into in connection with the transactions contemplated hereby or any certificates delivered or to be delivered by or on behalf of the Purchaser pursuant to the terms of this Agreement (collectively, the "Purchaser's Documents"); and

	(ii)	any breach of any covenant of the Purchaser set forth in this Agreement or in the Purchaser's Documents.

(b)

The Purchaser will ensure that the representations and warranties of the Purchaser are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Vendor have been performed or complied with by the Time of Closing.

(c)

The following limitation will apply with regard to the Claims for which the Purchaser would otherwise have indemnification obligations under this Agreement: except as otherwise specified herein, the indemnities set forth in this Agreement shall not apply until the aggregate of all Claims total more than $75,000, in which event the indemnities under this Agreement shall apply to all Claims brought under this Agreement and not only those Claims which in the aggregate are in excess of $75,000. Notwithstanding the foregoing, the limitation set out above does not apply to Claims of any amount arising (i) under Section 2.4(b) hereof or (ii) from fraud, fraudulent misrepresentation and fundamental breach.

(d)

The Purchaser will indemnify and save harmless the Vendor from and against all Claims for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Assets, whether such person purports to act or have acted for the Purchaser in connection with the sale of the Business.

4.3

Notice; Right to Defend. Each party shall give prompt written notice to the other of the assertion or commencement of any Claim in respect of which indemnity is or may be sought hereunder, other than Claims in which the parties are litigating claims against each other. The indemnifying party shall have the right and obligation to assume the defense or settlement of any third-party Claim in respect of which it is obligated to provide indemnity hereunder; provided, however, that the indemnifying party shall not settle or compromise any such Claim without the indemnified party's prior written consent thereto, unless the terms of such settlement or compromise discharge and release the indemnified party from any and all liabilities and obligations thereunder. Notwithstanding the foregoing: (i) the indemnified party at all times shall have the right, at its option and expense, to participate fully in the defense or settlement of such Claim; and (ii) if the indemnifying party does not proceed diligently to defend or settle such Claim within 20 days after its receipt of notice of the assertion or commencement thereof, then (a) the indemnified party shall have the right, but not the obligation, to undertake the defense or settlement of such Claim for the account and at the risk of the indemnifying party, and (b) the indemnifying party shall be bound by any defense or settlement that the indemnified party may make as to such Claim. Each party shall cooperate fully in defending or settling any third-party Claim, and the defending or settling party shall have reasonable access to the books and records and personnel of the other party that are relevant to such Claim.

4.4	Resolution of Disputes.

Other than with regard to Article 6.0 hereof, with respect to any other dispute or disagreement hereunder, either party may initiate negotiations by providing written notice to the other party, setting forth the subject of the dispute and the relief requested. The recipient shall respond in writing within seven (7) days of receipt with its position and recommended solution to the dispute. If the dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority shall meet at a mutually agreeable time and place within thirty (30) days of the date of the initial notice, to attempt to resolve the dispute. If the dispute has not been resolved by negotiation as provided herein within thirty (30) days from receipt of the initial notice, the parties shall attempt to settle the dispute through mediation under the Commercial Mediation Rules of the American Arbitration Association, or its successor, in effect on the date of this Agreement. The parties shall jointly appoint a mutually acceptable mediator. If the dispute is not resolved by mediation within sixty (60) days after the filing of this request for mediation, either party may request arbitration as set forth herein.

(a)

Subject to clause (j) hereof, any controversy or claim arising out of or relating to this Agreement or the breach hereof involving only a claim as between the parties hereto, shall be settled by arbitration in accordance with commercial rules of the Canadian Arbitration Association ("CAA"). Arbitration proceedings conducted pursuant to this Section 4.4 shall be held in Toronto, Ontario or such other location as the parties may agree.

(b)

Arbitrations shall be conducted by a single arbitrator (the "Arbitrator") selected at random from a list of arbitrators maintained in the office of the CAA in Toronto. The Arbitrator must be a person experienced in corporate law or the law of mergers and acquisitions and must have served as an arbitrator in at least one prior commercial arbitration involving primarily questions of commercial or corporate law conducted under the CAA rules. The Arbitrator may not be a person who ever has been an affiliate of or attorney for any party or for any of their respective affiliates.

(c)

The parties shall allow and participate in discovery in accordance with the Canadian Rules of Civil Procedure for a period of 90 days after the filing of an answer or other responsive pleading. Unresolved discovery disputes may be brought to the attention of the Arbitrator for resolution.

(d)

Any provisional remedy that would be available from a court of law shall be available from the Arbitrator to the parties pending arbitration. Any party may, without inconsistency with the Agreement, apply to any court of proper jurisdiction and seek injunctive relief to maintain the status quo until the arbitration award is rendered or the controversy is otherwise resolved.

(e)

The Arbitrator's award shall be made in writing and shall make written findings of fact and conclusions of law. The Arbitrator shall have no authority to award punitive or other damages not measured by the prevailing party's actual damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. Judgment on any arbitration award may be entered by the Arbitrator or by any party in any court having jurisdiction thereof. No party or Arbitrator may disclose the existence, content, or results of any arbitration or arbitration award without the prior written consent of both parties except to the extent necessary to enter and enforce a judgment based upon such an award.

(f)

The award of the Arbitrator shall be final and not subject to appeal. Each party hereby waives the benefit of any applicable law which would permit it to appeal the decision of the Arbitrator to any court or other authority.

(g)

All fees and expenses of the arbitration shall be borne by the parties equally. However, each party shall bear the expense of its own counsel, experts, witnesses, and preparation and presentation of proofs. Notwithstanding the foregoing, the Arbitrator shall be entitled to tax and assess costs against any party (including the fees of attorneys and arbitrators) to the extent that the Arbitrator finds that such party's claim or any portion thereof was unreasonable, speculative or primarily for the purpose of delaying the exercise of rights by the prevailing party.

(h)

The Arbitrator may apportion the costs of the arbitration, including the reasonable fees and disbursements of the Arbitrator and the legal costs and disbursements of the parties, between or among the parties in such manner as the Arbitrator considers reasonable. In determining the allocation of these costs, the Arbitrator will invite submissions as to costs and may consider, among other things, any offer of settlement made by any party during the course of the arbitration.

(i)

The provisions of this Section 4.4 shall survive termination of this Agreement. Any dispute regarding the applicability of this Section 4.4 to a particular claim or controversy shall be arbitrated as provided in this Section 4.4.

	(j)	The provisions of this Section 4.4 shall not apply to matters relating, in whole or in part to Article 6.0.

4.5

Transfer of Possession. This Agreement shall operate, without further act or formality, as a transfer to Purchaser for all purposes as at the Effective Date of all the property and rights transferred and acquired hereunder. The Vendor shall forthwith and from time to time hereafter execute and deliver to Purchaser all deeds, transfers, assignments and other instruments in writing and further assurances as Purchaser or its counsel shall reasonably require from the Vendor to effectuate such acquisition and transfer; and, for greater certainty, the Vendor shall hold all of the property and rights transferred and acquired hereunder, to the extent that the same shall not have been effectually transferred to or pursuant to this Agreement, in trust for and as the property of Purchaser pending effective transfer thereof.

5.0	DELIVERIES AT CLOSING

5.1	Deliveries by Vendor.

	(a)	a General Conveyance that is sufficient to transfer to Purchaser title to the Assets in accordance with this Agreement;

	(b)	written consents of third parties and governmental entities, if necessary, with respect to the transfer of the Assets to the Purchaser;

	(c)	employment agreements entered into with all individuals who will become employees of the Purchaser, substantially in the form attached as Schedule D;

	(d)	proprietary rights agreements entered into with all individuals who will become employees of the Purchaser, substantially in the form attached as Schedule E;

(e)

a certificate signed by the Vendor attesting that the Vendor no longer retains any copies of the Software, except for copies required to complete and discharge the obligations of the Vendor as outlined in Schedule F;

	(f)	releases and assignments of Software and Intellectual Property in favour of the Purchaser in a form satisfactory to the Purchaser; and

(g)

such certificates or other instruments of the Vendor as the Purchaser or the Purchaser's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with by the Vendor at or prior to the Time of Closing and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing.

5.2	Deliveries by Purchaser.

	(a)	a General Conveyance that is sufficient for the Purchaser to assume the liabilities contemplated by Section 2.6 of this Agreement;

	(b)	written consents of third parties and governmental entities, if necessary, with respect to the transfer of the Assets to the Purchaser;

	(c)	employment agreements entered into with all individuals who will become employees of the Purchaser, substantially in the form attached as Schedule D;

	(d)	proprietary rights agreements entered into with all individuals who will become employees of the Purchaser, substantially in the form attached as Schedule E; and

(e)

such certificates or other instruments of the Purchaser as the Vendor or the Vendor's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with by the Purchaser at or prior to the Time of Closing and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

5.3

Non-Fulfilment of Conditions. If either Vendor or Purchaser fails to deliver any item that is required by Sections 5.1 or 5.2 at the Time of Closing but the other party elects to sign and close this Agreement, then the party so electing to sign and close this Agreement may not make a claim for indemnification based upon the other party's failure to deliver any item required by Sections 5.1 or 5.2.

6.0	NON-COMPETITION; NON-DISCLOSURE

6.1

Non-Competition. In consideration of the completion of the transaction contemplated hereunder, the Vendor agrees that it will not, directly or indirectly, or through any person or entity for a period of three (3) years following the Closing Date in the United States, Canada, or anywhere else where the Business or sells its products or services at the Time of Closing:

(a)

own, manage, operate, join, establish control, finance, invest in, advise or participate in the ownership (exclusive of holding 5% or less of the shares of a publicly traded company with which the Warrantor is otherwise not associated), establishment, advising, management, operation, control or financing of any business or enterprise that develops or markets products or services competitive with the products or services offered by the Business at the Time of Closing; or

(b) develop, sell, offer or provide products or services that are competitive with the products or services of the Business at the Time of Closing.

6.2

Non-Disclosure by Vendor. The Vendor agrees that it will not, directly or indirectly, disclose, divulge or communicate orally, in writing or otherwise any Confidential Information of the Business, or of the Purchaser disclosed in conjunction with the entering into of this Agreement and transactions hereunder.

For purposes of this Section 6.2, "Confidential Information" includes any of the following:

(i)

any and all versions of the software and related documentation owned or marketed by the Business or used internally by the Business, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

(ii)	all Developments (as defined below);

(iii)

information regarding the Business' or Purchaser's business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff and information regarding the financial affairs of the Business or Purchaser;

(iv)

the names of the Business' and Purchaser's clients and the names of the suppliers of computer services and software to the Business or Purchaser, and the nature of the Business' or Purchaser's relationships with these clients and suppliers; provided, however, that confidential information shall not include any such names and the nature of these relationships with respect to clients and/or suppliers of the Business that also are clients and/or suppliers of Vendor following the Closing Date;

(v)

technical and business information of or regarding the clients of the Business or Purchaser obtained in order for the Business or Purchaser to provide such clients with software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product plans of such clients; and

(vi)

any other trade secret or confidential or proprietary information in the possession or control of the Business or Purchaser, but Confidential Information does not include information which is or becomes generally available to the public without such Warrantor's fault or which such Warrantor can establish, through written records, was in its possession prior to its disclosure to such Warrantor as a result of such Warrantor's involvement with the Business or Purchaser.

"Developments" include all

(i)

software, documentation, data, designs, reports, flowcharts, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Business or Purchaser;

(ii)

inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not, developed, created, generated or reduced to practice by such Warrantor, alone or jointly with others, during its involvement with the Business or Purchaser or which result from tasks assigned to such Warrantor by the Business or Purchaser or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Business or Purchaser; and

(iii)

Notwithstanding the foregoing, the Vendor may retain copies of programming tools, if any, and the related source code that it has developed (collectively the "Tools") and shall have the personal, non-transferable right to use the Tools in the United States to develop other software; provided, however, that the Vendor shall not (i) use the Tools to develop any fund accounting, payroll or utility billing software for federal, state and local governments; and/or (ii) use the Tools to develop any product or service that competes with the current products or services provided by the Business.

(b)

Non-Disclosure by Purchaser. The Purchaser agrees that it will not, directly or indirectly, disclose, divulge or communicate orally, in writing or otherwise any confidential information of Vendor (other than any confidential information that relates solely to the Business) disclosed in conjunction with the entering into of this Agreement and the transactions hereunder.

(c)

Exclusions. Notwithstanding anything to the contrary, this Agreement shall not apply to any confidential information that (a) is or becomes generally available to the public other than as a result of an unauthorized disclosure by the receiving party; (b) is independently developed by the receiving party without reliance in any way on the confidential information provided by the disclosing party; (c) is disclosed to the receiving party by a third party who is not bound by any duty of confidentiality owed to the disclosing party; or (d) is required to be disclosed by law, or governmental, judicial or legal process.

6.3

Non-Solicitation of Employees. For a period of three years after the Closing Date, neither the Vendor nor the Purchaser, shall solicit or offer employment to or retain as an independent contractor any of the employees or independent contractors of the other party, other than the employees of the Vendor to be hired by Purchaser as of the Closing Date.

6.4

Non-Solicitation of Customers. For a period of three years after the Closing Date the Vendor shall not solicit, approach or sell to entities that were customers of the Business as of the Closing Date, provided, however, that the Vendor shall not be prohibited from soliciting, approaching or selling to any entity any products or services that are of a type different than those sold by the Business as of the Closing Date.

7.0	GENERAL

7.1

Facilities. The Purchaser will be permitted to reside in the current Vendor facilities for a period not to exceed ninety (90) days from the Closing Date. For such privilege the Purchaser shall pay to the Vendor a fee of $2,000 per month. Such fee shall represent the entire amount due and shall cover all related costs including but not limited to telephone, internet and utilities associated with the current office space. Such fee shall be prorated for any portion of a month in which the Purchaser resides in the facilities. The Purchaser is responsible from the Closing Date for all costs associated with home offices of the Business.

7.2

Access to VAX System. The Purchaser, for such time period as the Purchaser deems necessary to continue to support those customers acquired under this Agreement, shall be granted access to the VAX system located within the Manatron Canton, Ohio facility. Such access shall be confined to the hours of 8:00 am to 5:00 pm Eastern Standard Time on any Business Day.

7.3

Resource Sharing. The Purchaser shall make available, for a period not to exceed six months from the Closing Date, Jennifer Taylor to assist the Vendor in providing support to customers of the Vendor as required. The Vendor shall make available, for a period not to exceed six months from the Closing Date, Kathy Barton to assist the Purchaser in providing support to customers of the Purchaser as required. Jennifer Taylor shall be permitted to remain located at the Vendor's facility in Greenville, North Carolina for the duration of a period not to exceed six months from the Closing Date.

7.4

Financial Leases. In the event that the Purchaser is unable to bill and collect support revenues from customers currently under financial lease arrangements with the Vendor, the Vendor will be required to invoice, collect and pay to the Purchaser all such amounts due. All such amounts due are due to the Purchaser within thirty (30) days of the date such amount is collected by the Vendor.

7.5

Further Assurances. The Warrantor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.6	Time of the Essence. Time is of the essence of this Agreement.

7.7

Commissions. The Warrantor will indemnify and save harmless the Purchaser, and the Purchaser will indemnify and save harmless the Warrantor, from and against all Claims for any commission or other remuneration payable or alleged to be payable to any person in respect of the sale and purchase of the Assets, whether such person purports to act or have acted for the Warrantor or the Purchaser in connection with the sale of the Business.

7.8

Fees. Each party hereto shall bear its own legal, accounting, due diligence and out-of-pocket costs and expenses incurred by each party hereto in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto.

7.9	Benefit of the Agreement. This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

7.10

Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.11

Amendments and Waivers. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived. If so assigned, Purchaser hereby guarantees the prompt payment and performance of all obligations that have been assigned.

7.12

Assignment. This Agreement may not be assigned by the Vendor without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the other parties to an Affiliate of the Purchaser provided that such associated nominee enters into a written agreement with the other parties to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser are bound.

7.13

Notices. Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Purchaser:

c/o Harris Computer Systems 117 Centrepointe Drive Suite 200 Nepean, Ontario Canada K2G 5X3

Attention: Jeff Bender, President

To the Vendor:

c/o Manatron, Inc. 510 E. Milham Avenue Portage, MI 49002

Attention: Paul Sylvester, President

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

7.14

Counterparts. This Agreement may be executed by the parties in separate counterparts each of which when so executed and delivered (by facsimile transmission or otherwise) shall be an original, but all such counterparts shall together constitute one and the same instrument, provided, however, that this obligation shall not affect nor delay Vendor's obligations to disclose the transactions contemplated by this Agreement in accordance with any requirements of the Securities and Exchange Commission or the Nasdaq Stock Market.

7.15

Announcements. All announcements, public notices and any other communication regarding this Agreement and the transactions contemplated hereby to be made by the Vendor must be reviewed in advance by the Purchaser.

7.16

Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of Michigan applicable therein without regard to its laws of conflict. The parties hereto hereby agree to submit to the non-exclusive jurisdiction of the courts of the State of Michigan. The parties further agree that venue will be proper in such courts, and further agree to waive removal of any action, suit or proceeding to the courts of any other jurisdiction.

IN WITNESS WHEREOF the parties have executed this Agreement.

N. HARRIS COMPUTER CORPORATION

By: /s/ Jeff Bender
Name: Jeff Bender Title: President

MANATRON, INC.

By: /s/ Paul Sylvester
Name: Paul Sylvester Title: President

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
/s/ Melanie Judge	)	Melanie Judge
Witness	)
)
/s/ Krista Inosencio	)	Krista Inosencio
Witness	)